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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---

                            Discount Auto Parts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   254642 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jimmie L. Wade
                                5673 Airport Road
                                Roanoke, VA 24012
                                 (540) 362-4911
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Advance Holding Corporaton
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    Co
------------------------------------------------------------------------------

CUSIP No.
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Advance Stores Company, Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
4     OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6     Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     21
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      22
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     23
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          24   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7     0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
8
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9     0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
10    Co
------------------------------------------------------------------------------

           This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission with respect to Discount Auto Parts, Inc. (the "Issuer") on August 16, 2001 (the "Schedule 13D").

           Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5.    Interest in Securities of the Issuer

           On November 28, 2001, at the effective time of the Merger (the "Effective Time"), Merger Sub was merged with and into the Issuer pursuant to the terms of the Merger Agreement. By virtue of the Merger, each issued and outstanding share of the Common Stock at the effective time of the Merger was exchanged for 0.2577 of a share of common stock of Advance Auto Parts and $7.50 in cash. As a result of the Merger, 100% of the Common Stock is owned by Advance Auto Parts and the Shareholder no longer beneficially owns any shares of Common Stock.

           Each of the Voting Agreement and the Option Agreement terminated in accordance with their terms at the Effective Time, therefore the Reporting Persons no longer have beneficial ownership of any shares of Common Stock owned by the Shareholder.

           On November 28, 2001, the Issuer also terminated the registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 2001              ADVANCE HOLDING CORPORATION



                                       By: /s/ Jimmie L. Wade
                                           ----------------------------------
                                           Jimmie L. Wade
                                           President and Chief Financial Officer

                                       ADVANCE STORES COMPANY, INCORPORATED



                                       By: /s/ Jimmie L. Wade
                                           ----------------------------------
                                           Jimmie L. Wade
                                           President and Chief Financial Officer